FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of June 3, 2010

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Tenaris's press release announcing that shareholders had approved all resolutions on the agenda of Tenaris’s Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2010

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Shareholders Approve All Resolutions on the Agenda of Tenaris's Annual General Meeting

LUXEMBOURG--(Marketwire - June 2, 2010) - Tenaris S.A. (NYSE: TS) (BAE: TS) (MXSE: TS) (MILAN: TEN) announced that its annual general shareholders' meeting approved today all resolutions on its agenda.

Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, the annual accounts as at December 31, 2009, and the related reports and certifications.

The meeting also approved the payment of a dividend for the year ended December 31, 2009, of US$0.34 per share (or US$0.68 per ADS), or approximately US$401 million, which includes the interim dividend of US$0.13 per share (or US$0.26 per ADS) paid in November 2009. Tenaris will pay the balance of the annual dividend in the amount of US$0.21 per share (US$0.42 per ADS), or approximately US$248 million, on June 24, 2010, with an ex-dividend date of June 21, 2010.

The general shareholders' meeting approved the re-election of the current members of the board of Directors, each to hold office until the meeting that will be convened to decide on the 2010 accounts.

The board of directors subsequently confirmed and re-appointed Amadeo Vázquez y Vázquez, Jaime Serra Puche and Roberto Monti as members of Tenaris's audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All three members of the audit committee qualify as independent directors under the articles and applicable law.

The meeting appointed PricewaterhouseCoopers as Tenaris's independent auditors for the fiscal year ending December 31, 2010.

The meeting also granted a new authorisation to Tenaris and its subsidiaries to purchase, acquire or receive, from time to time, shares or other securities of Tenaris, on the terms and subject to the conditions set forth in the meeting's minutes.

A copy of the minutes for the meeting can be downloaded from Tenaris's website at www.tenaris.com/investors.

Tenaris is a leading global supplier of steel tubes and related services for the world's energy industry and certain other industrial applications.

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com